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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Ferrellgas Partners, L.P.
(Name of Issuer)
Common Units
(Title of Class of Securities)
315293
(CUSIP Number)
James E. Ferrell
7500 College Boulevard, Suite 1000
Overland Park, KS 66210
(913) 661-1500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 4, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	315293

1	NAMES OF REPORTING PERSONS: James E. Ferrell

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States of America

	7	SOLE VOTING POWER:

NUMBER OF		4,292,025

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,292,025

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,292,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.83%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

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This Amendment No. 1 amends and supplements that statement on Schedule 13D originally filed with the Securities and Exchange Commission on July 1, 2005.
Item 1. Security and Issuer
     The name of the issuer is Ferrellgas Partners, L.P., a Delaware limited partnership (the “Issuer”). The principal office of the Issuer is located at 7500 College Boulevard, Suite 1000, Overland Park, Kansas 66210. The class of equity securities to which this Schedule 13D/A relates are common units representing limited partner interests of the Issuer (the “Common Units”).
Item 2. Identity and Background
(a)	Name: James E. Ferrell (the “Reporting Person”)

(b)	Business address of the Reporting Person:

James E. Ferrell 7500 College Boulevard, Suite 1000 Overland Park, KS 66210

(c)	Present Principal Occupation or Employment:

Chairman and Chief Executive Officer of the general partner of the Issuer.

(d)	Criminal Convictions:

None.

(e)	Court or Administrative Proceedings:

In the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

United States of America
Item 3. Source and Amount of Funds or Other Consideration
     The acquisition of the additional 120,000 Common Units that are the subject of this Schedule 13D/A resulted from the full exercise of options to purchase 60,000 Common Units on November 30, 2005 and options to purchase 60,000 Common Units on May 4, 2006. The aggregate consideration paid for the exercise of the options was $2,148,000.
Item 4. Purpose of Transaction
     The acquisition of Common Units referred to herein was for investment purposes. Although the Reporting Person is the Chairman and Chief Executive Officer of the general partner of the Issuer, he has no current plans or intentions that relate to or would result in any of the transactions required to be described in this Item 4 of Schedule 13D/A.

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Item 5. Interest in Securities of the Issuer
     (a) As of August 31, 2006, the Reporting Person is the beneficial owner of 4,292,025 Common Units, which constitute approximately 6.83% of the Issuer’s issued and outstanding Common Units, calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934.
     (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, 4,292,025 Common Units.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     None.
Item 7. Material to be Filed as Exhibits
     None.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.
Date: November 7, 2006

By:	/s/ James E. Ferrell
	Name:	James E. Ferrell

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